# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Water Resources, Inc., CIK 0001434728
CUSIP: 379463102
Title of class of securities: Common Stock, $0.01 per share par value
Address of issuer's principal executive offices: 21410 N. 19TH AVENUE, SUITE 220, PHOENIX, Arizona (AZ), 85027
Date of event which requires filing of this statement: 03/27/2025
Filed by CIK 0001862791
Persons authorized to receive notices and communications: Gary A. Gotto, 3101 N. Central Ave., Ste. 1400, Phoenix, Arizona (AZ), 85012, 6022306322

## Reporting persons
- Levine Jonathan L (CIK 0001862791): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 11,396,120; sole dispositive power 0; shared dispositive power 11,396,120; aggregate amount beneficially owned 11,396,120 (41% of the class)
- LEVINE WILLIAM S (CIK 0001041175): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 11,396,120; sole dispositive power 0; shared dispositive power 11,396,120; aggregate amount beneficially owned 11,396,120 (41% of the class)
- Levine Investments Limited Partnership (CIK 0001343966): type of reporting person: partnership (PN); citizenship or place of organization: Arizona (AZ); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 11,396,120; shared voting power 0; sole dispositive power 11,396,120; shared dispositive power 0; aggregate amount beneficially owned 11,396,120 (41% of the class)
  Comment: IRS identification no. 86-0663042
- Keim, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Arizona (AZ); does not affirm membership in a group (box b); sole voting power 11,396,120; shared voting power 0; sole dispositive power 11,396,120; shared dispositive power 0; aggregate amount beneficially owned 11,396,120 (41% of the class)
  Comment: IRS identification no. 20-3773260. Keim, Inc. is the sole general partner of Levine Investments Limited Partnership.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 per share par value
Name of issuer: Global Water Resources, Inc.
Address of issuer's principal executive offices: 21410 N. 19TH AVENUE, SUITE 220, PHOENIX, Arizona (AZ), 85027
Comment:
EXPLANATORY STATEMENT

This Amendment No. 4 to Schedule 13D (this 'Amendment') amends and supplements the Schedule 13D (as amended, the 'Original Schedule 13D') previously filed by Levine Investments Limited Partnership and William S. Levine with the Securities and Exchange Commission (the 'SEC') on May 13, 2016, as amended by Amendment No. 1 (filed with the SEC on February 21, 2017), Amendment No. 2 (filed with the SEC on January 5, 2018), and Amendment No. 3 (filed with the SEC on February 9, 2023), relating to the common stock, par value $0.01 per share, of Global Water Resources, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Original Schedule 13D. Except as specifically set forth herein, the Original Schedule 13D remains unmodified.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by and on behalf of Levine Investments Limited Partnership, an Arizona limited partnership, Keim, Inc., an Arizona corporation (which is the sole general partner of Levine Investments Limited Partnership), William S. Levine, an individual and the Chairman of Keim, Inc., and Jonathan L. Levine, an individual and the President of Keim, Inc. Each of the foregoing is referred to as a 'Reporting Person' and collectively as the 'Reporting Persons.' Each of the Reporting Persons is a party to a Joint Filing Agreement, which is attached hereto as Exhibit A. Accordingly, the Reporting Persons are filing this joint Schedule 13D.
Residence or business address: The business address for each of the Reporting Persons is 2801 E. Camelback Rd. Suite 450, Phoenix, Arizona 85016.
Present principal occupation or employment: The principal business of Levine Investments Limited Partnership is engaging in various investments. Keim, Inc. is the sole general partner of Levine Investments Limited Partnership. William S. Levine beneficially holds fifty percent (50%) of the outstanding voting stock of Keim, Inc., and is the Chairman of Keim, Inc. Jonathan L. Levine beneficially holds fifty percent (50%) of the outstanding voting stock of Keim, Inc., and is the President of Keim, Inc.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law, or finding any violations with respect to such laws.
Citizenship: Levine Investments Limited Partnership is a limited partnership organized under the laws of the State of Arizona. Keim, Inc. is a corporation organized under the laws of the State of Arizona. William S. Levine and Jonathan L. Levine are each a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D as previously amended is hereby further amended to add the following paragraphs:

On May 29, 2018, William S. Levine acquired 25,000 shares of the Common Stock at $7.50 per share using personal funds. Such shares are held by the Levine Family Trust 'A', for which each of William S. Levine and Jonathan L. Levine serve as trustee.

On August 1, 2022, Levine Investments Limited Partnership purchased 541,000 shares of the Common Stock for $7,303,500, approximately $13.50 per share, using personal funds.

On March 27, 2025, Levine Investments Limited Partnership purchased 1,187,200 shares of the Common Stock for $11,872,000, $10.00 per share, using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock of the Company with the intent of holding the shares for investment purposes, but may consider and pursue a variety of alternatives, including, without limitation, selling the shares.

This report shall not be deemed an admission by any person or entity identified herein that he or it is the beneficial owner of Common Stock except as provided herein; and each person or entity identified herein disclaims beneficial ownership of such Common Stock except to the extent of his or its pecuniary interest therein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Levine Investments Limited Partnership beneficially owns 11,396,120 shares of the Company's Common Stock, representing approximately 41 percent of the Company's Common Stock outstanding. Keim, Inc. is the sole general partner of Levine Investments Limited Partnership and is a beneficial owner of the 11,396,120 shares of Common Stock of the Company held by Levine Investments Limited Partnership. Jonathan L. Levine is the president of Keim, Inc. and holds 50 percent of the outstanding voting stock thereof and is a beneficial owner of the 11,396,120 shares of Common Stock of the Company held by Levine Investments Limited Partnership. William S. Levine is the chairman of Keim, Inc. and holds 50 percent of the outstanding voting stock thereof and is a beneficial owner of the 11,396,120 shares of Common Stock of the Company held by Levine Investments Limited Partnership. William S. Levine and Jonathan L. Levine are also beneficial owners of 50,000 shares of Common Stock of the Company held by the Levine Family Trust 'A', for which each of William S. Levine and Jonathan L. Levine serves as trustee. The 11,396,120 shares of Common Stock of the Company of which William S. Levine and Jonathan L. Levine are a beneficial owner represent approximately 41 percent of the Company's Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: Levine Investments Limited Partnership has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by it. As the sole general partner of Levine Investments Limited Partnership, Keim, Inc. has the sole power to cause Levine Investments Limited Partnership to exercise its powers with respect to the voting and disposition of Common Stock of the Company. As the holders of 100% of the outstanding voting stock of Keim, Inc., and as chairman and president, respectively, of Keim, Inc., William S. Levine and Jonathan L. Levine have the shared power to cause Keim, Inc. to exercise its powers as the sole general partner of Levine Investments Limited Partnership. William S. Levine and Jonathan L. Levine have shared power to vote or direct the vote, and the sole power to dispose or to direct the disposition, of 50,000 shares of Common Stock of the Company held by the Levine Family Trust 'A', for which each of William S. Levine and Jonathan L. Levine serves as trustee.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement

## Signatures
- Levine Jonathan L: Jonathan L. Levine, Jonathan L. Levine (04/02/2025)
- LEVINE WILLIAM S: William S. Levine, William S. Levine (04/02/2025)
- Levine Investments Limited Partnership: Keim, Inc., General Partner (04/02/2025)
- Levine Investments Limited Partnership: Jonathan L. Levine, President of Keim, Inc. (04/02/2025)
- Levine Investments Limited Partnership: William S. Levine, Chairman of Keim, Inc. (04/02/2025)
- Keim, Inc.: Jonathan L. Levine, President (04/02/2025)
- Keim, Inc.: William S. Levine, Chairman (04/02/2025)